EXHIBIT 99.1

PRESS RELEASE
For the quarter ended June 30, 2005
All amounts are in US$ unless otherwise stated

TIW REPORTS SECOND QUARTER RESULTS

Montréal, Canada, July 21, 2005 - Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", Nasdaq, "TIWI") today reported its results for the second quarter of 2005.

TIW is operating under a court supervised Plan of Arrangement which was approved by the Company's shareholders' on May 19, 2005 and by the Superior Court, District of Montréal, Province of Québec on May 20, 2005. The court supervised Plan of Arrangement was adopted by the Company to allow the Company to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved.

On May 31, 2005, Telesystem International Wireless Corporation N.V. ("TIWC"), a wholly-owned subsidiary of the Company, completed the first step of the Plan of Arrangement with the sale to Vodafone of all of its affiliate's interests in MobiFon S.A. ("MobiFon") and Oskar Mobil a.s. ("Oskar") for a cash consideration of approximately $3.5 billion. The unaudited consolidated financial statements for the three and six months ended June 30, 2005 therefore include the operating results of MobiFon and Oskar for two and five months respectively. Accordingly, operating results are not comparable to previous year's results. As of June 30, 2005, substantially all of the Company's assets consist of $3.6 billion (Cdn$4.47 billion) in cash and cash equivalents.

The net income for the three and six months ended June 30, 2005 includes a gain on sale of investments of $2.22 billion related to the sale to Vodafone, representing $10.19 per basic share for the second quarter and $10.26 per basic share for the first six months of 2005.

Service revenues for the quarter reached $260.5 million and $615.2 million for the six months ended on June 30, 2005. Operating income for the quarter reached $33.5 million and $117.4 million for the six months ended on June 30, 2005. Net income for the quarter was $2.22 billion or $10.20 per basic share and $10.03 per share on a fully diluted basis while it reached $2.26 billion, or $10.42 per basic share and $10.23 per share on a fully diluted basis, for the first six months of 2005.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED JUNE 30, 2005

The management's discussion and analysis, dated July 21, 2005, should be read in conjunction with the accompanying unaudited consolidated financial statements of TIW for the three and six months ended June 30, 2005 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects contained in TIW's Annual Report for the year ended December 31, 2004. The unaudited consolidated financial statements for the three and six months ended June 30, 2005 include the operating results of MobiFon and Oskar for two and five months respectively, to reflect the sale to Vodafone at the end of May 2005. Since operating results are not comparable to previous year's results and that the only significant assets of the Company are now cash and cash equivalents, the discussion and analysis is mainly focused on the corporate level activities. These consolidated interim financial statements have been prepared on a going concern basis and have not been prepared with the intent to demonstrate amounts to be distributed to shareholders under the court supervised Plan of Arrangement. Additional information relating to TIW, including the Company's annual report on Form 20-F and continuous disclosure documents, is available on SEDAR at www.sedar.com under Telesystem International Wireless Inc. The financial information presented herein has been prepared on the basis of Canadian GAAP. Please refer to Note 17 to our audited consolidated financial statements for the year ended December 31, 2004 for a summary of the differences between Canadian GAAP and United States (U.S.) GAAP.

Results of Operations

All revenues and all cost of equipment and services for the first two quarters of 2005 relate to MobiFon's and Oskar's activities in the first five months of the year.

Selling, general and administrative expenses reached $100.5 million for the quarter and $191.7 million for the first half of 2005, including unallocated expenses for corporate and other activities of $41.9 million and $47.8 million respectively. Consolidated selling, general and administrative expenses for the second quarter 2005 include a non-cash stock based compensation cost of $36.6 million of which $35.4 million is included within corporate and other activities, while the corresponding period of 2004 had stock based compensation costs amounting to $2.7 million of which $1.8 million is included within corporate and other activities. Selling, general and administrative expenses for the first six months of 2005 include a non-cash stock based compensation cost of $40.9 million of which $38.4 million is included within corporate and other activities, while the corresponding period of 2004 had stock based compensation costs amounting to $4.2 million of which $2.7 million is included within corporate and other activities. The year-over-year increase in the stock based compensation costs is mainly due to the accelerated vesting of options and restricted share units ("RSUs") triggered by the sale of all the Company's assets during the second quarter. Also included in the corporate and other activities for the quarter is a $1.5 million capital duty expense related to the repatriation of the sale proceeds from the Company's wholly-owned subsidiary TIWC.

Virtually all of the depreciation and amortization for the first half of 2005 relate to MobiFon's and Oskar's activities in the first five months of the year. As a result of the foregoing, operating income reached $33.5 million for the second quarter and $117.4 million for the first six months of 2005 which compared to $66.3 million and $116.5 million, respectively, for the corresponding periods last year.

Mostly all of the interest expenses for the first six months of 2005 relate to the subsidiaries sold at the end of May 2005. Interest income, which amounted to $8.5 million for the quarter and $10.2 million for the six months ended on June 30, 2005, includes $7.6 million earned since we completed the sale of our indirect interests in MobiFon and Oskar to Vodafone.

The sale of all our operating assets resulted in a gain on sale of investments of $2.22 billion representing the excess of the proceeds of approximately $3.5 billion over the net carrying value of our interest in ClearWave of $1.3 billion, net of the transaction cost of approximately $21.2 million.

All income tax expense for the three and six months ended on June 30, 2005 relate to MobiFon's and Oskar's pre tax income.

As a result of the foregoing, net income for the second quarter of 2005 amounted to $2.22 billion or $10.20 per basic share, including $10.19 per share related to the gain on sale of investments. On a fully diluted basis the net income amounted to $10.03 per share, including $10.02 per share related to the gain on sale of investments. For the first six months of 2005, net income reached $2.26 billion or $10.42 per basic share, including a gain on sale of investments of $10.25 per share. On a fully diluted basis the net income amounted to $10.23 per share, including $10.06 per share related to the gain on sale of investments. That compared to a net income of $13.9 million or $0.10 per share on a basic and fully diluted basis for the second quarter of 2004 and $29.6 million or $0.23 per basic share and $0.22 per share on a fully diluted basis for the first half of 2004.

Liquidity and Capital Resources

Operating activities provided cash of $103.1 million for the three month period ended June 30, 2005 compared to $101.5 million for the corresponding 2004 period. For the first six months of 2005, operating activities provided cash of $183.8 million compared to $142.8 million in the corresponding 2004 period. Most of the cash provided in the three and six months ended June 30, 2005 relate to MobiFon's and Oskar's activities in the first two and five months of the respective period.

Investing activities provided cash of $3.27 billion for the quarter ended June 30, 2005 compared to a use of cash of $73.0 million during the same period in 2004. For the first six months of 2005, investing activities provided cash of $3.20 billion compared to a use of $136.1 million for the first six months of 2004. Our investing activities in the three and six months ended June 30, 2005 consists mainly of the net proceeds from the sale of our operating assets of $3.32 billion representing the proceeds paid by Vodafone of $3.51 billion less cash and cash equivalents of ClearWave on the date of sale of $177.4 million and transaction costs paid during the quarter of $8.7 million. Shortly after the completion of the sale the Company proceeded to convert the proceeds along with its other cash and cash equivalents into Canadian dollars.

Other than the transaction with Vodafone investing activities during the three and six month periods consist primarily of the acquisition of property, plant, equipment and licenses by MobiFon and Oskar up until the end of May 2005. Investing activities for the first six months of 2005 also included the use of $6.5 million in connection with the acquisition of the 72.9% of Oskar Holdings N.V. we did not already own and $2.5 million in connection with the acquisition during the third quarter of 2004 of a 15.46% non controlling interest in MobiFon. In November 2004, we entered into an agreement in principle to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million common shares of our treasury stock. We incurred $6.7 million of transaction expenses, of which $6.0 million was paid to, Lazard Frères & Co. LLC, bringing the aggregate value of the transaction to $521.9 million. One of our board members is managing director of an affiliate of Lazard Frères & Co. LLC. Closing occurred on January 12, 2005 and we increased our indirect equity interest in Oskar Holdings and Oskar Mobil to 100.0%. Affiliates of J.P. Morgan Partners, LLC, and AIG Emerging Europe Infrastructure Fund L.P., two of our significant shareholders, were shareholders of Oskar Holdings and received 17.4 million and 7.0 million common shares, respectively. Our existing interest in Oskar Holdings, prior to this acquisition was reflected in our consolidated financial statements on a consolidated basis. The aggregate $521.9 million purchase for the above transaction exceeded the carrying value of the net assets acquired by $432.6 million. This excess was allocated to goodwill in the amount of $475.8 million and $43.2 million to other fair value net decrements. During the corresponding 2004 period, investing activities included the net proceeds from the sale of our direct investment in Hexacom which amounted to $21.8 million offset by the use of $45.0 million of cash for the acquisition of additional interests in our subsidiaries including, during the second quarter of 2004, $3.6 million in connection with the acquisition of a 13% non controlling interest in ClearWave and $4.0 million in connection with the acquisition of a 5.9% non controlling interest in MobiFon.

Financing activities used cash of $12.0 million for the second quarter of 2005 and $47.3 million year to date compared to using cash of $12.8 million for the second quarter of 2004 and providing cash of $47.1 million for the first half of 2004. The second quarter and year to date financing activities of 2005 include proceeds from stock option exercises of $12.3 million. These proceeds were more than offset by distributions to non controlling interests of $12.0 million and $15.2 million for the three and six month periods ended June 30, 2005, respectively, as well as by repayments of long term debt of $12.3 and $44.4 million during the same periods, respectively. The repayment of long term debts include the repayment of the Company's equity subordinated debentures which were the only long term debt at the corporate level. The source of cash provided by financing activities in the first six months of 2004 included $76.1 million of proceeds from issuances of our common shares of which $8.6 million was received during the second quarter.

Cash and cash equivalents totaled $3.65 billion as of June 30, 2005. Cash equivalents consist of Government of Canada Treasury Bills and a diversified portfolio of bank deposit notes, commercial paper and other highly liquid debt instruments purchased with a maturity of three months or less. Cash and cash equivalents represents the U.S. equivalent of Cdn$4.47 billion and have an average rate of return of 2.38%.

The sale of all of the Company's assets accelerated the vesting of all options and RSUs outstanding, with the exception of the 875,570 performance RSUs which were forfeited resulting in 3,083,168 RSUs being redeemed for Common Shares and 4,816,811 options vesting of which 1,943,349 were exercised for shares during the quarter which resulted in proceeds to the Company of $12.3 million. As a result, at the end of June 2005 the Company has 220,223,796 Common Shares outstanding and 2,873,438 options outstanding of which 2,872,918 are in the money.

Update on the Plan of Arrangement

As at June 30, 2005, we had not yet paid $22.1 million (Cdn$27.1 million) of transaction and operating costs to be paid from our cash on hand prior to the final liquidation of the Company. In addition the Company has not received expected proceeds of $18.5 million (Cdn$22.7 million) from the exercise of outstanding in the money options which are expected to be exercised prior to the first distribution of the Company's cash. Pro-forma for these items, cash and cash equivalents as at June 30, 2005 would be Cdn$4.46 billion which equates to approximately Cdn$20.00 per fully diluted share and represents the target return of Cdn$19.96 plus investment income earned from the date of sale to June 30, 2005.

As part of part of its Plan of Arrangement, the Company has carried out, under the supervision of the Court, the expeditious identification and resolution of claims. The Court has appointed KPMG Inc. as monitor to identify and value claims and report to the Court and the Company on the claims received, as well as the further steps required to deal with such claims. A claims identification process has been conducted with regard to any claims outstanding as of May 20, 2005. A claims bar date has been set at July 8, 2005. Although the monitor has not yet delivered its report to the Court, the Company has reviewed all claims reported through the identification process and believes that they have been adequately provided for in the consolidated interim financial statements.

The Canadian and Québec tax authorities have begun their audit which, when completed, will result in the issuance of final tax assessments. Since the audit was not completed as of the claims bar date, the tax authorities have filed a claim with the monitor for an undetermined amount. The Company has no control over the audit process and estimates that it could take several months for it to be completed. Accordingly, the Company and the monitor are currently in the process of determining, in cooperation with the tax authorities, the amount of a reserve for taxes that should be set aside, without prejudice to the Company's filing position, pending finalization of the tax audit. There can be no certainty that, on completion of the audit, the tax authorities will not propose adjustments which, if not successfully opposed by the Company, would result in liabilities greater than those provided for in the consolidated interim financial statements.

As soon as the adequacy of reserves has been determined and the monitor is in a position to deliver its report, the Company will file a motion with the Court for a first distribution. The Company has scheduled a hearing on such motion to the Court in August. Unless waived by the Court, the decision on the first distribution is subject to a 30-day appeal period before becoming final. The Company expects the payment date for the first distribution to be approximately 21 days from obtaining a final Court order to authorize such distribution.

Selected consolidated financial data

On June 23, 2003, we amended our share capital to implement a one for five (1:5) consolidation of our common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. All share and per share amounts included in the selected consolidated data shown below have been adjusted to reflect the share consolidation.

The following represents all equity shares and granted stock options as at July 19, 2005:

Common Shares
Common Voting Shares outstanding	221,766,709
Convertible instruments and other:
Outstanding granted employees and director's stock options	1,330,005
223,096,714

The following table contains financial information that is derived from our unaudited interim financial statements for the three and six month period ended June 30, 2005.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA (UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of US $, except per share data)	2005	2004	2005	2004
	$	$	$	$

STATEMENTS OF INCOME DATA:

Revenues	273,358	301,397	647,610	579,817
Operating income	33,515	66,284	117,437	116,494
Interest expense, net	(8,464)	(20,397)	(31,260)	(41,721)
Foreign exchange gain (loss)	(1,865)	1,317	(1,835)	(661)
Net gain on sale of investments	2,221,750	-	2,221,750	11,658
Net Income	2,223,413	13,907	2,257,825	29,590

Basic earnings per share	10.20	0.10	10.42	0.23

Diluted earnings per share	10.03	0.10	10.23	0.22

	As at June 30,		As at December 31,
	2005		2004
(in thousands of US $ )	$		$

BALANCE SHEET DATA:
Cash and cash equivalents, including restricted
short-term investments of $27.8 million as of
December 31, 2004	3,645,357		272,102
Total assets	3,651,002		2,340,709
Long-term debt, including current portion	-		1,147,060
Share capital and additional paid-in -capital	2,494,918		1,926,511
Total shareholders' equity	3,630,667		748,481

Summary of quarterly results

The Company's interim financial statements include the operating results of MobiFon and Oskar Mobil to the date of the sale to Vodafone which was May 31, 2005. These operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. From June 1, 2005, substantially all of the Company's revenues consist of interest on short term investments which are not subject to seasonal fluctuations.

(In thousands of U.S.$, Except	Q2	Q1	Q4	Q3
per share data)	2005	2005	2004	2004
	$	$	$	$

Revenues	273,358	374,252	366,816	328,929

Net income	2,223,413	34,412	4,942	20,674

Basic and diluted earnings per share	10.20	0.16	0.03	0.14

(In thousands of U.S.$, Except	Q2	Q1	Q4	Q3
per share data)	2004	2004	2003	2003
	$	$	$	$

Revenues	301,397	278,420	277,787	257,217

Net income (loss)	13,907	15,683	(727)	3,075

Basic and diluted earnings (loss) per share	0.10	0.13	(0.01)	0.03

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW operates under a court supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

SECOND QUARTER 2005

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands of U.S. dollars)

	June 30,	December 31,
	2005	2004
	$	$

		[Note 1]
ASSETS
Current assets
Cash and cash equivalents [Note 6]	3,645,357	244,258
Short term investments - Restricted	-	27,844
Trade debtors	-	111,922
Inventories	-	13,611
Prepaid expenses	4,465	13,724
Deferred income tax assets	-	624
Other current assets [Note 2]	1,067	3,179
Total current assets	3,650,889	415,162

Property, plant and equipment	113	1,161,861
Licenses	-	85,506
Subscriber relationships	-	39,485
Goodwill	-	588,623
Deferred financing costs	-	38,331
Deferred income tax assets	-	9,107
Investments and other assets	-	2,634
	3,651,002	2,340,709
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	76	50,653
Accrued liabilities [Note 2]	20,259	85,101
Accrued dealers' commissions	-	15,902
Accrued interest payable	-	23,925
Income and value added taxes payable	-	39,139
Deferred revenues	-	45,021
Amounts payable to non-controlling interests	-	3,198
Current portion of long-term debt	-	45,000
Total current liabilities	20,335	307,939
Long-term debt	-	1,102,060
Deferred income tax liabilities	-	14,036
Other non-current liabilities	-	22,952
Non-controlling interests	-	145,241
SHAREHOLDERS' EQUITY
Share capital [Notes 5 and 7]	2,243,008	1,670,166
Additional paid-in-capital [Note 5]	251,910	256,345
Retained Earnings (Deficit)	1,069,467	(1,188,358)
Cumulative translation adjustment [Note 3]	66,282	10,328
Total shareholders' equity	3,630,667	748,481
	3,651,002	2,340,709

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)

(in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004
	$	$	$	$

REVENUES
Services	260,529	286,481	615,234	550,674
Equipment	12,829	14,916	32,376	29,143
	273,358	301,397	647,610	579,817
Cost of services	72,696	83,955	178,035	165,549
Cost of equipment	21,158	23,312	52,389	45,624
Selling, general and administrative
expenses [Note 5]	100,498	73,183	191,657	140,213
Depreciation and amortization	45,491	54,663	108,092	111,937
OPERATING INCOME	33,515	66,284	117,437	116,494
Interest expense	(17,003)	(21,408)	(41,421)	(43,687)
Interest income	8,539	1,011	10,161	1,966
Foreign exchange gain (loss) [Note 3]	(1,865)	1,317	(1,835)	(661)
Net gain on sale of investments [Note 2]	2,221,750	-	2,221,750	11,658
Income before income taxes and non-
controlling interests	2,244,936	47,204	2,306,092	85,770
Income taxes [Note 8]	11,830	14,372	25,948	27,126

Income before non-controlling interests	2,233,106	32,832	2,280,144	58,644
Non-controlling interests	(9,693)	(18,925)	(22,319)	(29,054)
Net Income	2,223,413	13,907	2,257,825	29,590
Deficit, beginning of period	(1,153,946)	(1,227,881)	(1,188,358)	(1,243,564)
Retained Earnings (deficit), end of period	1,069,467	(1,213,974)	1,069,467	(1,213,974)

Basic earnings per share	10.20	0.10	10.42	0.23

Diluted earnings per share	10.03	0.10	10.23	0.22

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	$	$	$	$

OPERATING ACTIVITIES
Net Income	2,223,413	13,907	2,257,825	29,590
Depreciation and amortization	45,491	54,663	108,092	111,937
Non-cash financial expenses	452	1,457	2,280	2,943
Non-controlling interests	9,693	18,925	22,319	29,054
Net gain on disposal of assets	(2,221,750)	-	(2,221,750)	(11,658)
Stock based compensation	36,583	2,665	40,914	4,174
Other non-cash items	1,862	6,116	3,210	4,003
Changes in operating assets and liabilities	7,350	3,746	(29,049)	(27,195)
Cash provided by operating activities	103,094	101,479	183,841	142,848

INVESTING ACTIVITIES
Net proceeds from sale of investments [Note 2]	3,322,771	-	3,322,771	21,752
Acquisitions of property, plant and equipment
and licenses	(52,023)	(65,433)	(115,383)	(116,261)
Increase in ownership of subsidiaries [Note 7]	(181)	(7,561)	(9,163)	(44,994)
Other investments and advances	-	-	-	3,358
Cash provided by (used) in investing activities	3,270,567	(72,994)	3,198,225	(136,145)

FINANCING ACTIVITIES
Proceeds from issuance of common shares,
net of costs [Note 5]	12,310	8,634	12,310	76,055
Subsidiary's distributions paid to non-
controlling interests	(11,969)	(11,124)	(15,193)	(11,124)
Repayment of long-term debt	(12,329)	(10,326)	(44,373)	(17,826)
Cash provided by (used in) financing
activities	(11,988)	(12,816)	(47,256)	47,105
Net effect of exchange rate translation on
cash and cash equivalents	67,687	1,836	66,289	(690)
Increase in cash and cash equivalents	3,429,360	17,505	3,401,099	53,118
Cash and cash equivalents, beginning of period	215,997	232,310	244,258	196,697
Cash and cash equivalents, end of period	3,645,357	249,815	3,645,357	249,815

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2005
(in thousands of U.S. dollars except per share data)

NOTE 1
PLAN OF ARRANGEMENT AND BASIS OF PRESENTATION

Plan of Arrangement

Telesystem International Wireless Inc. ("TIW" or the "Company") is operating under a court supervised Plan of Arrangement which was approved by both the Company's shareholders and the Superior Court, District of Montréal, Province of Québec.

The court supervised Plan of Arrangement was adopted by the Company to allow the Company to (i) complete the transaction pursuant to the definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, [''Vodafone''] which led to the sale of substantially all of its assets on May 31, 2005 [see Note 2]; (ii) proceed with its liquidation, including the repatriation of net cash from its subsidiaries and the distribution of its net cash to its shareholders or former shareholders following cancellation of Common Shares; (iii) allow the Common Shares to continue to be publicly traded until distribution of all or substantially all of its net assets; (iv) provide for the cancellation of its Common Shares; and (v) proceed with the final distribution and be dissolved.

As part of the Plan of Arrangement, the Company has sought, under the supervision of the Court, the expeditious identification and resolution of claims as of May 20, 2005 against the Company in order to accelerate distributions to shareholders. A claims bar date has been set at July 8, 2005. The Court has appointed KPMG Inc. as monitor to perform the duties provided in the claims identification process approved by the Court including the identification and valuation of claims and the reporting to the Court and the Company on the claims received and as to any further steps required for dealing with such claims. [See Note 9]

Basis of Presentation

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the 2004 annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the 2004 annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2004, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates made are for income taxes and provisions for claims. [See Notes 8 and 9]

The Company's interim financial statements include the operating results of MobiFon and Oskar Mobil to the date of the sale to Vodafone which was May 31, 2005 [see Note 2]. These operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. From June 1, 2005, substantially all of the Company's revenues consist of interest on cash and cash equivalents which are not subject to seasonal fluctuations. [See Note 6]

These consolidated interim financial statements have been prepared on a going concern basis and have not been prepared with the intent to demonstrate amounts to be distributed to shareholders under the Court Supervised Plan of Arrangement.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2005
(in thousands of U.S. dollars except per share data)

NOTE 2
SALE OF OPERATIONS TO VODAFONE AND DISTRIBUTION OF PROCEEDS

On May 31, 2005, the Company completed the sale to Vodafone of all of its affiliates' interests in ClearWave for a cash consideration of approximately $3.5 billion. ClearWave owned all of the Company's interest in Oskar Mobil and MobiFon through its 100% ownership of Oskar Holdings and MobiFon Holdings. The consideration was received upon closing of the sale and along with the Company's other net assets represented approximately $16.00 per Common Share after considering the estimated costs to execute the Plan of Arrangement. As a result, the second quarter of 2005 includes a gain on sale of investments of $2,221.8 million representing the excess of the proceeds of $3,508.9 million over the net carrying value of ClearWave of $1,265.8 million, net of the transaction costs of approximately $21.2 million of which $12.5 million had not been paid as at June 30, 2005. ClearWave had cash and cash equivalents as at the date of sale of $177.4 million resulting in net cash proceeds to the Company of $3,322.8 million before the payment of the remaining accured transaction costs. In connection with the sale, the Company retained Lazard Frères & Co LLC and one of their affiliates, the employer of a Board Member, to provide financial advice. The fee for such services was approximately $11.0 million. The transaction costs exclude general and administrative costs expected to be incurred in connection with the Plan of Arrangement from closing of the sale to the final liquidation of the Company of approximately $17.4 million of which $9.6 million has yet to be incurred as of June 30, 2005. These costs include $5.4 million of severance and termination benefits per employment contracts.

The Company proceeded to convert the proceeds along with its other cash and cash equivalents into Canadian dollars. The volume weighted average rate achieved during the conversion process was 1.24759 Canadian dollars (C$) per US dollar ($). As a result, the target return as defined in the framework agreement between the Company and Vodafone and as referred to in the information circular dated April 18, 2005, is C$19.9614 per common share ("Target Return"), representing an amount of $16.00 times the exchange rate of C$1.24759 to $1.

In a first distribution, the Company intends to distribute to shareholders substantially all of the Target Return and the interest income realized from the closing date. The Company's Board of Directors, and then the Court, will need to be satisfied that during the period from closing to dissolution, the Company maintains appropriate reserves to cover liabilities and contingent liabilities. The amount of such reserves, as fixed by the Company's Board of Directors from time to time and subject to court approval, will determine the amount of the distributions, including the first distribution. Should the net cash distributed as the first distribution be less than the Target Return, the Company will, where appropriate and prudent, apply to the Court for subsequent distributions, such as for the amount withheld to cover any potential tax liability if and when appropriate notice of assessment or clearance certificates, as deemed applicable or required, have been obtained.

The Company can give no assurance as to the total amount and timing of distributions. Pursuant to the definitive agreements with Vodafone, the aggregate amount of all distributions to the Company's shareholders is expected to equate to, but cannot exceed, the Target Return plus investment income. Any excess over the Target Return, other than the investment income, will be returned to Vodafone as a reduction of the purchase price. In addition, the agreements provide for adjustments in certain circumstances. One such adjustment is a purchase price adjustment to reflect a variance in the estimated versus actual net cash of the Company immediately before closing. In connection with this purchase price adjustment, the Company has recorded additional expected proceeds of $0.6 million included in other current assets and in the above mentioned gain on disposition. To the extent that the actual results as to among others (i) transaction, liquidation and other costs including taxes and (ii) unidentified claims, are different from estimates made at the time the agreements were executed, shareholders may receive less than the Target Return per fully-diluted Common Share if the upward adjustment of up to $10 million under the agreements is insufficient to compensate for differences between actual results and the estimates made at the time the agreements were executed. (See Notes 8 and 9)

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2005
(in thousands of U.S. dollars except per share data)

NOTE 3
FUNCTIONAL CURRENCY

As a result of the sale of the Company's operating assets and subsequent conversion of the majority of the proceeds into Canadian dollars, the Company's reassessed its functional currency based on the collective economic factors of the environment in which the Company now operates and has determined it to be the Canadian dollar as of June 1, 2005. This change from a U.S. dollar functional currency is accounted for on a prospective basis. Accordingly, transactions arising in currencies other than Canadian dollars are translated into Canadian dollars at the exchange rate on the applicable transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies other than Canadian dollars are translated at the balance sheet date rate of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss). However, the Company continues to present its consolidated financial statements in U.S dollars. Accordingly, the consolidated results of operations, as measured in Canadian dollars, are translated to U.S dollars using the monthly average exchange rates while assets and liabilities are translated using the current rates at such balance sheet date. The resulting foreign currency translation adjustment is reported in the cumulative translation adjustment account included as a component of shareholders' equity. The cumulative translation adjustment account of $66.3 million is a result of the strengthening of the Canadian dollar versus the U.S. dollar from C$1.24759 to $1 at the date of conversion of the Company's functional currency to C$1.2251 to $1 as at June 30, 2005.

NOTE 4
EARNINGS PER SHARE

The reconciliation of the denominator for the calculation of earnings per share is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
(in thousands)
Weighted average number of Common and
Preferred Shares outstanding	217,985	139,880	216,598	128,681
Dilutive effect of options and RSU's	3,724	2,879	4,202	2,914
Weighted average number of Common and
Preferred Shares outstanding - Diluted	221,709	142,759	220,800	131,595

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2005
(in thousands of U.S. dollars except per share data)

NOTE 5
STOCK BASED COMPENSATION

Effective January 1, 2003, the Company adopted the fair value method of accounting for all its stock-based compensation on a prospective basis. Accordingly, the fair value based method is applied to awards granted, modified, or settled on or after January 1, 2003 under the Company's Stock Option Plan and its Restricted Share Unit Plan.

During the first quarter of 2005, 2,043,000 performance based restricted share units ("RSUs") were granted under the Company's RSU Plan. The amortization of the fair value of the performance based RSUs over their vesting period is included in the determination of the Company's stock-based compensation described below. The fair value of the RSUs has been determined to be the equivalent of the share price on the date of their grant. The performance based RSUs were to vest in three years from the date of their grant, however, the number of RSUs that were to vest was dependent upon the Company's future stock price appreciation from the date of grant. As a result of the sale of substantially all of the Company's assets described in Note 2, 1,167,429 performance based RSUs vested based on the value of the consideration per common share received by the Company from Vodafone and 875,570 were forfeited. [However, payment of severances to RSU holders up to an amount of $2.4 million (C$3.0 million) being the compensation value related to 291,858 performance RSUs will be conditional on shareholders receiving distributions equal to or exceeding C$19.96 per Common Share.]

The sale of all of the Company's assets accelerated the vesting of all options and RSUs outstanding, with the exception of the 875,570 performance RSUs which were forfeited as described above, resulting in 3,083,168 RSUs being redeemed for Common Shares and 4,816,811 options vesting. During the three month period ended June 30, 2005 , 1,943,349 options were exercised for Common Shares which resulted in proceeds to the Company of $12.3 million. As a result, as at June 30, 2005, the Company has 220,223,796 Common Shares outstanding and 2,873,438 options outstanding of which 2,872,918 options are in-the-money and can be exercised for a weighted average strike price per share of $6.43.

The Company recorded a stock-based compensation cost, included within selling, general and administrative expenses, of $40.9 million and $36.6 million during the six month and three month periods ended June 30, 2005, respectively, and credited additional paid-in capital for the same amounts ($4.2 million and $2.7 million for the corresponding periods in 2004, respectively). In addition, upon the conversion of the vested RSUs into the Company's Common Shares and the issuance of common shares upon the exercise of stock options, share capital was increased and additional paid-in capital was decreased by the cumulative amount of stock based compensation previously recorded for such options and RSUs. This resulted in an increase to share capital and a corresponding decrease to additional paid-in capital during the six and three month periods ended June 30, 2005 of $45.3 million and $45.3 million, respectively ( nil during the six and three month periods ended June 30, 2004, respectively).

Prior to January 1, 2003, no compensation expense was recognized when options were issued to employees or directors. Had compensation costs been determined using the fair value based method at the date of grant for all awards granted under the employee stock option plan including those granted prior to January 1, 2003, the Company's pro-forma net income, earnings per share and diluted earnings per share would have been as presented in the table below and includes reversal of prior periods compensation expense due to the forfeiture of unvested options by employees.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	$	$	$	$
Pro-forma net income	2,223,132	13,587	2,257,455	28,958
Pro-forma earnings per
shares:
Basic	10.20	0.10	10.42	0.22
Diluted	10.03	0.10	10.22	0.22

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2005
(in thousands of U.S. dollars except per share data)

NOTE 6
CASH EQUIVALENTS

Cash equivalents consist primarily of Government of Canada Treasury Bills and a diversified portfolio of bank deposit notes, commercial paper and other highly liquid debt instruments purchased with a maturity of three months or less. Cash and cash equivalents consist primarily of Canadian dollars and are invested with several financial institutions and have an average interest rate of 2.38%.

NOTE 7
INVESTMENTS

Acquisition of Non-controlling Interests in Oskar Holdings

In November 2004, the Company entered into an agreement in principle to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for aggregate consideration of $521.9 million consisting of the issuance of 46.0 million Common Shares of the Company's treasury stock and $6.7 million of transaction expenses, of which $6.0 million was paid to an affiliate of the employer of a board member. Closing occurred on January 12, 2005 and the Company increased its equity interest in Oskar Holdings to 100.0%. Two of the Company's significant shareholders are shareholders of Oskar Holdings and received 17.4 million and 7.0 million Common Shares, respectively. The Company's existing interest in Oskar Holdings, prior to this acquisition was reflected in its consolidated financial statements on a consolidated basis. The acquisition was accounted for using the purchase method. The aggregate purchase price for the above transaction exceeded the carrying value of the net assets acquired by $432.6 million. Such excess has been allocated based on management's best estimates as follows:

Czech Republic Cellular
$
Decrement of property, plant and equipment	(86,000)
Increment of subscriber relationships	56,300
Increment of long-term debt	(13,500)
Goodwill	475,833

432,633

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2005
(in thousands of U.S. dollars except per share data)

NOTE 8
INCOME TAXES

The fair value of Oskar Mobil's tax loss carry forward benefits was not recognized in the purchase price allocation of the acquisition, described in Note 7, as well as in prior acquisitions due to Oskar Mobil's limited history of operating profits. However, an income tax expense has been recognized during the six month and three month periods of $3.9 million and $2.2 million, respectively, relating to the benefit of such unrecognized tax loss carry forwards that were utilized in the current quarter and a corresponding amount has been credited to goodwill. The remaining tax expense of $22.1 million and $9.6 million relates to MobiFon's pre tax income included in the six month and three month periods ended June 30, 2005.

During the three month period ended June 30, 2005, the Company has recorded a capital duty expense included in selling, general and administrative expenses, of $1.5 million related to the repatriation of the sale proceeds from its wholly owned indirect subsidiary TIWC N.V. Furthermore, the Company is currently undergoing an audit by the Canadian federal and provincial tax authorities with the objective of obtaining certificates of clearance to proceed with cash distributions. The audits are not yet completed, however, certain adjustments have been identified which the Company agrees with and will reduce the Company's estimated available loss carry forwards from C$107 million to C$94 million. The Company continues to provide for the related tax benefit asset by a valuation allowance. Such loss carry forwards are available to reduce future taxable income that the Company may generate, essentially from interest revenue on its cash and cash equivalents. Such adjustments do not have an impact on the Company's estimate that it will have no income taxes payable as a result of the sale of the Company's operating assets and repatriation of the proceeds to Canada other than the above described capital duty. However, the tax audits are not yet completed and there is no certainty that the authorities will not propose any further adjustments which, if not successfully opposed by the Company, may result in additional tax liabilities.

NOTE 9
CONTINGENCIES

As described in Note 1, as part of the Plan of Arrangement, the Company has sought, under the supervision of the Court, the expeditious identification and resolution of claims as of May 20, 2005 against the Company in order to accelerate distributions to shareholders. Although the monitor has not yet delivered its report to the Court, the Company believes that all claims reported through the claims identification process have been adequately provided for in these consolidated interim financial statements.

NOTE 10
COMPARATIVE FIGURES AND RECLASSIFICATIONS

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.